UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Global Sports, Inc.
                                (Name of Company)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    37937A107
                                 (CUSIP Number)

                               James J. Woods, Jr.
                     Interactive Technology Holdings, L.L.C.
                       c/o Connolly Bove Lodge & Hutz LLP
                               1220 Market Street
                                  P.O. Box 2207
                              Wilmington, DE 19899
                                  302-658-9141
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 4, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  37937A107


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   Interactive Technology Holdings, L.L.C.

2. Check the Appropriate Box if a Member of a Group   (a) [   ]      (b) [X]

3. SEC Use Only

4. Source of Funds                                            AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant
   to Items 2(d) or 2(e)   [   ]

6. Citizenship or Place of Organization         Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting         7. Sole Voting Power                       -0-
Person With

                  8. Shared Voting Power               17,525,046

                  9. Sole Dispositive Power                  -0-

                 10. Shared Dispositive Power           9,500,000


11. Aggregate Amount Beneficially Owned by Each Reporting Person   17,525,046

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [   ]

13. Percent of Class Represented by Amount in Row (11)  56.2%

14. Type of Reporting Person         OO

CUSIP No.  37937A107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   QK Holdings, Inc.

2.
   Check the Appropriate Box if a Member of a Group  (a) [   ]      (b) [ X ]

3. SEC Use Only

4. Source of Funds                                          AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)   [   ]

6. Citizenship or Place of Organization           Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting       7. Sole Voting Power                         -0-
Person With

                8. Shared Voting Power                     17,525,046

                9. Sole Dispositive Power                  -0-

               10. Shared Dispositive Power                 9,500,000


11. Aggregate Amount Beneficially Owned by Each Reporting Person     17,525,046

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [   ]

13. Percent of Class Represented by Amount in Row (11)                   56.2%

14. Type of Reporting Person                                                CO

CUSIP No.  37937A107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   Comcast Corporation

2.
   Check the Appropriate Box if a Member of a Group  (a) [   ]      (b) [ X ]

3. SEC Use Only

4. Source of Funds                                          WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)   [   ]

6. Citizenship or Place of Organization           Pennsylvania

Number of
Shares
Beneficially
Owned by
Each
Reporting          7. Sole Voting Power                       -0-
Person With

                   8. Shared Voting Power                     17,525,046

                   9. Sole Dispositive Power                  -0-

                  10. Shared Dispositive Power                 9,500,000


11. Aggregate Amount Beneficially Owned by Each Reporting Person     17,525,046

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [   ]

13. Percent of Class Represented by Amount in Row (11)                    56.2%

14. Type of Reporting Person                                               CO

CUSIP No.  37937A107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   QVC, Inc.

2. Check the Appropriate Box if a Member of a Group   (a) [   ]      (b) [X]

3. SEC Use Only

4. Source of Funds                 WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)   [   ]

6. Citizenship or Place of Organization           Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting       7. Sole Voting Power                       -0-
Person With

                8. Shared Voting Power                     17,525,046

                9. Sole Dispositive Power                  -0-

               10. Shared Dispositive Power                 9,500,000


11. Aggregate Amount Beneficially Owned by Each Reporting Person      17,525,046

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [   ]

13. Percent of Class Represented by Amount in Row (11)                    56.2%

14. Type of Reporting Person                                                CO

CUSIP No.  37937A107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   Comcast Programming Holdings, Inc.

2. Check the Appropriate Box if a Member of a Group   (a) [   ]      (b) [ X ]

3. SEC Use Only

4. Source of Funds                                          AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)   [   ]

6. Citizenship or Place of Organization           Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting      7. Sole Voting Power                       -0-
Person With

               8. Shared Voting Power                     17,525,046

               9. Sole Dispositive Power                  -0-

              10. Shared Dispositive Power                 9,500,000


11. Aggregate Amount Beneficially Owned by Each Reporting Person     17,525,046

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [   ]

13. Percent of Class Represented by Amount in Row (11)                   56.2%

14. Type of Reporting Person                                               CO

CUSIP No.  37937A107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   Comcast QVC, Inc.

2.
   Check the Appropriate Box if a Member of a Group   (a) [   ]      (b) [ X ]

3. SEC Use Only

4. Source of Funds                                          AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)   [   ]

6. Citizenship or Place of Organization           Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting       7. Sole Voting Power                       -0-
Person With

                8. Shared Voting Power                     17,525,046

                9. Sole Dispositive Power                  -0-

               10. Shared Dispositive Power                 9,500,000


11. Aggregate Amount Beneficially Owned by Each Reporting Person     17,525,046

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [   ]

13. Percent of Class Represented by Amount in Row (11)                    56.2%

14. Type of Reporting Person                                                CO

Introduction

         This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D filed on September 22, 2000 (the "Original Filing"), on behalf of Interactive Holdings, L.L.C., QK Holdings, Inc., Comcast Corporation, QVC, Inc., Comcast Programming Holdings, Inc., and Comcast QVC, Inc. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing. References to "herein" and "hereof" are references to the Original Filing, as amended by this Amendment.

         The sole purpose of this Amendment is to reflect the fact that the Second Closing described in the third paragraph of Item 4 of the Original Filing was completed on October 4, 2000. At the Second Closing, Interactive acquired an additional 3,200,000 shares of Common Stock of the Company and additional warrants to purchase 2,880,000 shares of Common Stock, there described.


Item 1.  Security and Company.

         Not modified.

Item 2.  Identity and Background.

         Not modified.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not modified.

Item 4.  Purpose of Transaction.

         See "Introduction," above.

Item 5.  Interest in Securities of the Company.

         Item 5 of the Original Filing is hereby amended and supplemented by replacing the first paragraph in its entirety with the following:

         Based upon information represented by the Company in the Purchase Agreement, as of September 8, 2000, there were 21,705,680 shares of Common Stock outstanding. As of the date of filing of this Amendment, and assuming exercise of all warrants for Common Stock of which Interactive has beneficial ownership, under Rule 13d-3, Interactive has dispositive power over 9,500,000 shares of Common Stock constituting approximately 30.4% of the outstanding shares of Common Stock. By virtue of the relationship among the Reporting Persons (see
Item 2 herein), the Reporting Persons may be deemed to have shared voting and dispositive power of the shares of Common Stock of the Company beneficially owned by Interactive.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

         Not modified.

Item 7.  Material Filed as Exhibits.

         1. Stock and Warrant Purchase Agreement, dated September 13, 2000, between Interactive Technology Holdings, L.L.C. and Global Sports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

         2. Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and among Global Sports, Inc. and the Holders Listed on the Signature Pages Therein (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

         3. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, L.L.C. and Michael G. Rubin (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

         4. Voting Agreement dated as of September 13, 2000 between Interactive Technology Holdings, L.L.C. and SOFTBANK Capital Partners L.P., and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

         5. Joint Filing Agreement, dated as of September 22, 2000, by and among the Reporting Persons (previously filed on September 22, 2000, as Exhibit 5 to the Original Filing).

         6. Amended and Restated Executive Officers and Directors of the Reporting Persons (filed herewith).

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   October 6, 2000


INTERACTIVE TECHNOLOGY HOLDINGS, L.L.C.
    By QK Holdings, Inc., its Managing Member


By:      /s/ Kevin Else
    -------------------------------------------------
         Name:  Kevin Else
         Title:  President of QK Holdings, Inc.



QK HOLDINGS, INC.

By:      /s/ Kevin Else
   --------------------------------------------------
         Name:  Kevin Else
         Title:  President of QK Holdings, Inc.



COMCAST CORPORATION


By:      /s/ Arthur R. Block
   --------------------------------------------------
         Name:  Arthur R. Block
         Title:  Senior Vice President



QVC, INC.

By:      /s/ Neal S. Grabell
   --------------------------------------------------
         Name:  Neal S. Grabell
         Title: General Counsel



Comcast Programming Holdings, Inc.


By:  /s/ Rosemarie S. Teta
    ----------------------------------------
         Name:  Rosemarie S. Teta
         Title:  Vice President

Comcast QVC, Inc.


By:      /s/ Rosemarie S. Teta
   --------------------------------------------------
         Name:  Rosemarie S. Teta
         Title:  Vice President

                                Index to Exhibits

         10.1.    Stock and Warrant  Purchase  Agreement,  dated  September  13,
                  2000, between Interactive Technology Holdings, L.L.C. and Global Sports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

         10.2. Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and among Global Sports, Inc. and the Holders Listed on the Signature Pages Therein (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Company filed on September 20,
                  2000).

         10.3. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, L.L.C. and Michael G. Rubin (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on September 20,
                  2000).

         10.4. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, L.L.C. and SOFTBANK Capital Partners L.P., and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on September 20,
                  2000).

         10.5. Joint Filing Agreement, dated as of September 22, 2000, by and among the Reporting Persons (previously filed on September 22, 2000, as Exhibit 10.5 to the Original Filing).

         99.1. Amended and Restated Executive Officers and Directors of the Reporting Persons (filed herewith).